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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.....)*


                                 SRS LABS, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)


                                    78464M106
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                                 (CUSIP Number)


                           John F. Della Grotta, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                        695 Town Center Drive, 17th Floor
                          Costa Mesa, California 92626
                                 (714) 668-6210
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                March 2, 1998(1)
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ] (1)

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(Footnotes set forth on Addendum to Schedule 13D herein.)

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

                                  SCHEDULE 13D


-------------------                                           ------------------
CUSIP No. 78464M106                                           Page 2 of 12 Pages
-------------------                                           ------------------
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      1        NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Thomrose Holdings (BVI) Limited
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (SEE INSTRUCTIONS)                                      (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY


--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

               OO
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      5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OF 2(e)                              [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               BRITISH VIRGIN ISLANDS
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                                  7     SOLE VOTING POWER

                                        778,179 SHARES(2)
            NUMBER               -----------------------------------------------
          OF SHARES               8     SHARED VOTING POWER
         BENEFICIALLY
            OWNED                       -0-
           BY EACH              ------------------------------------------------
          REPORTING               9     SOLE DISPOSITIVE POWER
           PERSON
            WITH                        778,179 SHARES(2)
                                ------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               778,179 SHARES
--------------------------------------------------------------------------------
     12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                  [ ]

--------------------------------------------------------------------------------


(Footnotes set forth on Addendum to Schedule 13D herein.)

--------------------------------------------------------------------------------
     13       Percent of Class Represented by Amount in Row (11)

              Approximately 6.8%, based on 11,485,262 shares of SRS Labs, Inc.'s common stock reported as outstanding as of March 2, 1998;
              approximately 6.7%, based on 11,688,893 shares of SRS Labs, Inc.'s common stock reported as outstanding as of February 11, 1999.
--------------------------------------------------------------------------------
     14       Type of Reporting Person (See Instructions)

              CO
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                                  Page 3 of 12

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP No. 78464M106                                           Page 4 of 12 Pages
-------------------                                           ------------------
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      1        NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Thomas Wah Tong Wan
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (SEE INSTRUCTIONS)                                      (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY


--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

               OO
--------------------------------------------------------------------------------
      5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OF 2(e)                              [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               HONG KONG
--------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER

                                        778,179 SHARES(2)
            NUMBER               -----------------------------------------------
          OF SHARES               8     SHARED VOTING POWER
         BENEFICIALLY
            OWNED                       -0-
           BY EACH              ------------------------------------------------
          REPORTING               9     SOLE DISPOSITIVE POWER
           PERSON
            WITH                        778,179 SHARES(2)
                                ------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               778,179 SHARES
--------------------------------------------------------------------------------
     12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                  [ ]

--------------------------------------------------------------------------------

(Footnotes set forth on Addendum to Schedule 13D herein.)

--------------------------------------------------------------------------------
     13       Percent of Class Represented by Amount in Row (11)

              Approximately 6.8%, based on 11,485,262 shares of SRS Labs, Inc.'s common stock reported as outstanding as of March 2, 1998;
              approximately 6.7%, based on 11,688,893 shares of SRS Labs, Inc.'s common stock reported as outstanding February 11, 1999.
--------------------------------------------------------------------------------
     14       Type of Reporting Person (See Instructions)

              IN
--------------------------------------------------------------------------------


(Footnotes set forth on Addendum to Schedule 13D herein.)


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                                  SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

          (a) The name of the issuer of securities is SRS Labs, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2909 Daimler Street, Santa Ana, California 92705.

          (b) The class of equity securities to which this Statement relates is common stock, par value $.001 per share ("SRS Common").

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) Name of persons filing: Thomrose Holdings (BVI) Limited ("Thomrose") and Thomas Wah Tong Wan ("Mr. Wan"), as a group.

          (b) Business address:

              (i)  THOMROSE. The address of Thomrose's principal business is:
                   Tropic Isle Building, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

              (ii) MR. WAN. The business address of Mr. Wan is: c/o Valence
                   Technology Inc., Unit 413, 4th Floor, Hong Kong Industrial Technology Centre, 72 Tat Chee Avenue, Kowloon Tong, Hong Kong.

          (c) Place of organization, principal business, address of principal business/principal occupation, corporate address of employment:

              (i) THOMROSE. Thomrose is a corporation organized under the laws of the British Virgin Islands. Its principal business is a holding company for the investment interests of Mr. Wan. Mr. Wan is the only shareholder and director of Thomrose. The address of Thomrose's principal business is Tropic Isle Building, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

              (ii) MR. WAN. Mr. Wan is the President and Chief Executive Officer
                   of Valence Technology Inc., a British Virgin Islands corporation, and principal subsidiary of the Issuer ("Valence"). The principal business address of Valence is set forth in the response to this Item 2, paragraph (b)(ii) herein. Mr. Wan also holds the positions of Vice President and a director of the Issuer.

          (d) Five year history re: criminal proceedings: During the last five years, neither Thomrose nor Mr. Wan has been convicted in a criminal proceeding.

          (e) Five year history re: civil proceedings: During the last five years, neither Thomrose nor Mr. Wan has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which subjected either of them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship: Mr. Wan is a Hong Kong citizen.


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

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Thomrose acquired its shares of SRS Common in exchange for the shares of Valence held by it, pursuant to a Stock Purchase Agreement dated as of February 24, 1998, by and among the Issuer, Valence, Thomrose, Rayfa (BVI) Limited, a British Virgin Islands company, Cape Spencer International Limited, a British Virgin Islands company, and Anki (BVI) Limited, a British Virgin Islands company (the "Stock Purchase Agreement"). Pursuant to the Stock Purchase Agreement, on March 2, 1998, the Issuer acquired 45% of the outstanding shares of the capital stock of Valence and Thomrose received 778,179 shares of SRS Common and $567,796.20 in cash. For purposes of the transaction, the fair market value of a share of SRS Common ($7.2032) was established pursuant to a formula set forth in the Stock Purchase Agreement. The Stock Purchase Agreement was part of a transaction in which the Issuer acquired 100% if the capital stock of Valence.

ITEM 4. PURPOSE OF TRANSACTION.

        The shares of SRS Common were acquired for investment in connection with the Stock Purchase Agreement, described in Item 3 herein. The shares were not acquired for the purpose of and do not, to the best of Thomrose's or Mr. Wan's knowledge, have the effect of changing or influencing the control of the Issuer and were not acquired in connection with, or as a participant in, any transaction having such purpose or effect.

        As a director of the Issuer, Mr. Wan is eligible to receive stock options pursuant to the Issuer's Amended and Restated 1996 Long-Term Incentive Plan, as amended (the "Plan"). On July 7, 1998, Mr. Wan was granted options to purchase 250,000 shares of SRS Common under the Plan, which vest in four equal annual installments commencing on July 7, 1999.

        Except to the extent set forth in this Item 4, neither Thomrose nor Mr. Wan had or has any present plans or proposals which relate to or would result in any of the following (although such persons reserve the right to develop such plans or proposals): (a) the acquisition by any person of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure;
(g) changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated in clauses (a)
- (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a)(i) Amount beneficially owned:(2)

               As of March 2, 1998

                     Thomrose                778,179
                     Mr. Wan                 778,179

               As of February 11, 1999

                     Thomrose                778,179
                     Mr. Wan                 778,179


(Footnotes set forth on Addendum to Schedule 13D herein.)


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

        (a)(ii) Percent of class (based upon the number of shares of SRS Common outstanding as of March 2, 1998 and February 11, 1999, respectively):

                As of March 2, 1998

                      Thomrose                6.8%
                      Mr. Wan                 6.8%

                As of February 11, 1999

                      Thomrose                6.7%
                      Mr. Wan                 6.7%

        (b) Number of shares as to which such person has:

            (i)  Sole power to vote or direct the vote:(2)

                  As of March 2, 1998

                      Thomrose                778,179
                      Mr. Wan                 778,179

                  As of February 11, 1999

                      Thomrose                778,179
                      Mr. Wan                 778,179

             (ii) Shared power to vote or to direct the vote:(2)

                  As of March 2, 1998

                      Thomrose                     0
                      Mr. Wan                      0

                  As of February 11, 1999

                      Thomrose                     0
                      Mr. Wan                      0

            (iii) Sole power to dispose or to direct the disposition of:(2)

                  As of March 2, 1998

                      Thomrose                778,179
                      Mr. Wan                 778,179

                  As of February 11, 1999

                      Thomrose                778,179
                      Mr. Wan                 778,179


(Footnotes set forth on Addendum to Schedule 13D herein.)

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

             (iv) Shared power to dispose or to direct the disposition of:(2)

                  As of March 2, 1998

                      Thomrose                     0
                      Mr. Wan                      0

                  As of February 11, 1999

                      Thomrose                     0
                      Mr. Wan                      0

         (c) Transactions effected in the Issuer's securities by Thomrose or Mr. Wan within the past 60 days. Relating to March 2, 1998: None. Transactions effected in the Issuer's securities by Thomrose or Mr. Wan within the past 60 days from February 11, 1999: None. On July 7, 1998, the Issuer granted to Mr. Wan an incentive and a non-qualified stock option to purchase in the aggregate 250,000 shares of SRS Common pursuant to the Issuer's 1996 Amended and Restated Incentive Plan, as amended.

         (d) Other persons (other than Thomrose or Mr. Wan) having the right to receive or the power to direct the receipt of dividends: None

         (e) Date ceased to be a beneficial owner of more than 5% of the class of securities: N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than customary testamentary provisions, the fact that Mr. Wan is the sole shareholder and director of Thomrose, and the employee stock options granted to Mr. Wan on July 7, 1998 which are described in Item 4 herein, no such contracts or arrangements exist.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) Joint Filing Agreement dated February 16, 1999.

         (b) Stock Purchase Agreement dated as of February 24, 1998, by and among SRS Labs, Inc., a Delaware corporation (the "Issuer"), Valence Technology, Inc., a British Virgin Islands company, Thomrose Holdings (BVI) Limited, a British Virgin Islands company, Rayfa (BVI) Limited, a British Virgin Islands company, Cape Spencer International Limted, a British Virgin Islands company, and Anki
             (BVI) Limited, a British Virgin Islands company, previously filed with the U.S. Securities and Exchange Commission (the "Commission") as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Commission on March 13, 1998, which is incorporated herein by reference.



(Footnotes set forth on Addendum to Schedule 13D herein.)


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

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 16, 1999                     THOMROSE HOLDINGS (BVI) LIMITED, a
                                             British Virgin Islands Company


                                             By: /s/ THOMAS WAH TONG WAN
                                                 -------------------------------
                                                      Thomas Wah Tong Wan



                                             /s/ THOMAS WAH TONG WAN
                                             -----------------------------------
                                                 Thomas Wah Tong Wan


                                    10 of 12

                            ADDENDUM TO SCHEDULE 13D

                             ISSUER: SRS LABS, INC.
   REPORTING PERSONS: THOMROSE HOLDINGS (BVI) LIMITED AND THOMAS WAH TONG WAN

                 (The contents of this Addendum are part of this
            Statement on Schedule 13D filed by the Reporting Persons referenced above and are incorporated by reference herein at such point which corresponds to the appropriate footnote.)

------------------
Footnotes to Schedule 13D


(1) This Statement on Schedule 13D (this "Statement") is filed by Thomrose Holdings (BVI) Limited ("Thomrose") and Thomas Wah Tong Wan ("Mr. Wan") as a group. On March 12, 1998, Thomrose and Mr. Wan filed as a group a statement on Schedule 13G with respect to the 778,179 shares of common stock of SRS Labs, Inc. (the "Company") acquired by Thomrose on March 2, 1998. Such filing was made pursuant to the advice of Company counsel. In connection with evaluating whether an amendment to such 13G was required, such counsel recently advised Thomrose and Mr. Wan that the staff of the U.S. Securities and Exchange Commission (the "Staff") had recently articulated its position that under the new Regulation D-G, the better approach would be for directors and executive officers of an issuer to file, if applicable, a
    Schedule 13D as opposed to a Schedule 13G pursuant to Rule 13d-1(c), regardless of whether it is arguable a Schedule 13G may also apply. After discussing the matter with, and upon the advice of, Company's counsel, Thomrose and Mr. Wan are filing this Schedule 13D as a group to comply with the recently articulated Staff position.

(2) The shares are owned of record by Thomrose. Mr. Wan is the sole shareholder and director of Thomrose. In such capacities, Mr. Wan is able to direct the voting and/or the disposition of the shares.



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


                                                                       Ex - 7(a)


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CUSIP No. 78464M106                                                Page 12 of 12
-------------------                                                -------------

                             JOINT FILING AGREEMENT


        THIS AGREEMENT is dated as of February 16, 1999 between Thomrose Holdings (BVI) Limited and Thomas Wah Tong Wan.

        WHEREAS, pursuant to Rule 240.13d-1(k) promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the parties hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing;

        NOW THEREFORE, the parties hereto agree as follows:

        1. The Schedule 13D with respect to SRS Labs, Inc. to which this Agreement is attached as Exhibit 7(a) (the "Schedule 13D") is filed on behalf of each of the parties hereto.

        2. Each of the parties hereto is eligible to use the Schedule 13D.

        3. Each of the parties hereto is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person or entity contained in the Schedule 13D; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person making such filing contained in the
           Schedule 13D, unless such person or entity knows or has reason to believe that such information is inaccurate.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                                THOMROSE HOLDINGS (BVI) LIMITED


                                                By:    /s/ THOMAS WAH TONG WAN
                                                       -------------------------
                                                Name:  Thomas Wah Tong Wan
                                                Title: Director



                                                /s/ THOMAS WAH TONG WAN
                                                --------------------------------
                                                    Thomas Wah Tong Wan


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